

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 31, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
beneficial interest, no par value per share of Sage ESG Intermediate Credit ETF of
Northern Lights Fund Trust IV, under the Exchange Act of 1934.

Sincerely,